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                                                           OMB APPROVAL
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------                                              OMB Number:   3235-0287
FORM 4                                              Expires: February 1, 1999
------                                              Estimated average burden
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                                 U.S. SECURITIES AND EXCHANGE COMMISSION
                                          WASHINGTON, DC 20549

                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
/ / Check this box if no
    longer subject to         Filed pursuant to Section 16(a) of the Securities
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations         Public Utility Holding Company Act of 1935
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person       2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
Shanklin        William              L.        ABC Dispensing Technologies, Inc. Symbol: ABCC   Issuer (Check all applicable)
-------------------------------------------    --------------------------------------------      X  Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year             Officer (give    Other (Specify
            1921 Basswood Drive                   Person (Voluntary)           2/98             ----        title ---       below)
---------------------------------------------                             -------------------               below)
                 (Street)                        --------------------    5. If Amendment,        __________________________________
Kent,             Ohio            44240                                     Date of Original  7. Individual or Joint/Group Filing
---------------------------------------------                               (Month/Year)          (Check Applicable Line)
(City)          (State)             (Zip)                                                     _x_ Form filed by One Reporting Person
                                                                            ------------          Form filed by more than one
                                                                                              __  Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)  Code    V      Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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   Common Stock                                                                              186,170           D
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
          If this form is filed by more than one person, see Instruction 4(b)(v)

                                                                               (Print or Type Responses)             SEC 1474 (3/91)



FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                    -------------------------- Exer-   tion       Title   Number of
                                                    Code  V     (A)     (D)    cisable Date               Shares
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Options to purchase common    1 1/8                                           1/29/98  1/29/08   Common   40,000          (1)
Stock (right to buy)                                                                              Stock
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Convertible Preferred         (2)                                               (3)       (4)    Common   62,500
(right to buy)                                                                                    Stock
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Convertible Preferred         (2)         2/7/98    A           2               (3)       (4)    Common   25,000         $25,000
(right to buy)                                                                                    Stock
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1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Options to purchase common      75,000                    D
Stock (right to buy)
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Convertible Preferred           62,500                    D
(right to buy)
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Convertible Preferred           50,000                    D
(right to buy)
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Explanation of Responses: (1) In consideration for accepting a position on Board and for 1998 fiscal year Board service.
                          (2) Convertible at one share of Common Stock per $1.00
                              of par value of preferred Stock
                          (3) Immediately
                          (4) No expiration date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.     /s/ William L. Shanklin         3/6/98
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure. Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form dispalys a currently valid
      OMB Number.
                                                                                                                     Page 2
                                                                                                                     SEC 1474 (8/92)
